FOR IMMEDIATE RELEASE-August 14, 2009

Anchor Funding Services, Inc. reports second quarter fiscal 2009 results.

Boca Raton, Fl. (PR Newswire) August14, 2009 – Anchor Funding Services, Inc. (OTC Bulletin Board Symbol “AFNG”) announced today its results of operations for the quarter ended June 30, 2009. The company reported second quarter 2009 net finance revenues of $372,484 as compared to $284,418 for the comparable period of the prior year.  The company reported six month ended June 30,2009 net finance revenues of $763,863, as compared to $519,696 for the comparable period of the prior year.  The company also reported a second quarter 2009 net loss of $347,772 as compared to a net loss of $284,372 for the comparable period of the prior year.  The company reported a six month 2009 net loss of $673,653, as compared to $707,253 for the comparable period of the prior year.  The increase in net financing revenues for each reporting period is attributable to the company’s investments in launching various sales initiatives. The net loss for each reporting period is attributable to the costs associated with our sales initiatives, hiring marketing and operations personnel, and increases in general and administrative costs.

Morry F. Rubin, CEO stated that “  While building upon our organic growth initiatives we continue to  explore acquisition opportunities of other U.S. factoring firms which would enhance our ability to increase revenues and profits, add additional factoring services and increase our geographic footprint and clients.”  In 2008 U.S. factoring volume (the dollar volume of invoices purchased) was approximately $136.0 billion.  Acquisitions of regional factoring and specialty finance firms present a significant opportunity to capitalize on the current credit contraction.

Anchor provides accounts receivable financing to most types of U.S. businesses where the performance of a service or the delivery of a product can be verified.  We have the ability to check a company’s credit and evaluate its ability to pay invoices.  Typically, small businesses do not have adequate resources to manage the credit and A/R collection functions internally and cannot afford to provide their customers extended credit terms.

Anchor is continuing to benefit from the current credit problems experienced by banks and other financial institutions.  Banks face continued pressure to exit troubled loans and rebuild their balance sheets.   As a result, lending criteria have tightened across the spectrum making it increasingly difficult for small businesses to obtain working capital.  Through our sales force and marketing efforts we are implementing various ways to obtain business opportunities from bank rejections.  Anchor is often able to provide working capital to small businesses when banks cannot.

We are excited about our future expansion opportunities and will continue to communicate important developments as they occur.

About Anchor

Anchor provides innovative accounts receivable funding and credit management services to small and mid-size U.S. businesses.  Our funding program which is based upon creditworthiness of accounts receivable, provides rapid and flexible financing to support small businesses’ daily working capital needs.

Additional Information

For additional information, a copy of Anchor’s Form 10-Q can be obtained on the Internet by going to www.sec.gov, clicking “Search for Company filings,” then clicking “Companies & Other Filers,” typing in our company name and clicking “find Companies.”

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995.

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performances or achievements express or implied by such forward-looking statements.  The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and the company’s ability to attract and retain key personnel.

Contact Morry F. Rubin, Chairman and C.E.O. (866) 950- 6669 EXT 302
Email: mrubin@anchorfundingservices.com